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                          July 8, 2020

       Geert Kersten
       Chief Executive Officer
       CEL-SCI Corporation
       8229 Boone Blvd. #802
       Vienna, Virginia 22182

                                                        Re: CEL-SCI Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2020
                                                            File No. 333-239674

       Dear Mr. Kersten:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William T. Hart, Esq.